UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-71185

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/15/2025__ AND ENDING __12/31/2025__
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __GE Vernova Capital Markets, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
__400 Atlantic Street__
                                        (No. and Street)

__Stamford__	__CT__	__06901__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Patrick D. Selby__	__203-918-8774__	__Patrick.Selby@gevernova.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Deloitte & Touche__
                              (Name – if individual, state last, first, and middle name)

__115 Federal Street__	__Boston__	__MA__	__02110__
(Address)	(City)	(State)	(Zip Code)

__10/20/03__	__34__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Pettengill, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GE Vernova Capital Markets, LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Signed by: John Pettengill DC516BD78790462...

Title: Chief Executive Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GE Vernova Capital Markets, LLC
(SEC I.D. No 8-71185)

GE Vernova Capital Markets, LLC

Financial Statement
As of December 31, 2025
And Report of Independent Registered Public Accounting Firm

This report is deemed PUBLIC in accordance with Rule 17a-5 (e)(3) under the Securities Exchange Act of 1934.

GE Vernova Capital Markets, LLC
TABLE OF CONTENTS

Deloitte & Touche LLP
115 Federal Street
Boston, MA 02110
USA

Tel: +1 617 437 2000
www.deloitte.com

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owner of GE Vernova Capital Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of GE Vernova Capital Markets, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 20, 2026

We have served as the Company's auditor since 2025.

GE VERNOVA CAPITAL MARKETS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash	$	1,491,692
Due from affiliate		6,056
Prepaid expenses		3,155
Total assets	$	1,500,903

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses	$130,610
Due to affiliates	294,692
Total liabilities	425,302
Member's equity	1,075,601
Total liabilities and Member's Equity	$ 1,500,903

The accompanying notes are an integral part of these financial statements.

GE VERNOVA CAPITAL MARKETS, LLC
NOTES TO FINANCIAL STATEMENT
AS OF AND FOR THE PERIOD FROM INCEPTION, JANUARY 15, 2025, TO
DECEMBER 31,2025

(1) Organization and Nature of the Business

GE Vernova Capital Markets, LLC (the "Company") was incorporated in Delaware in 2023, for the purpose of acting as the Placement agent for Securities not registered under the Exchange Act of 1934. The Company is a wholly owned subsidiary of GE Vernova Financial Services Holding Inc. ("GEVFSH"). GEVFSH is a wholly owned subsidiary of GE Vernova, Inc. ("GEV" or the "ultimate parent").

The Company has yet to begin operations. The Company expects to operate primarily as a placement agent for securities not registered under the SEA (Securities Exchange Act) of 1933. The Company will not hold customer funds or safekeep customer securities, it is not subject to the full provisions of SEC ("Securities and Exchange Commission") Rule 15c3-3. As a limited purpose broker-dealer, the Company expects to engage in the placement of securities exempt from registration under the SEA of 1934. The Company has a commitment from the ultimate parent company to provide sufficient capital contributions to meet the Company's net capital and operating requirements for twelve months from the issuance of the financial statements.

The Company is filing its Exemption Report in reliance on Footnote 74 of the 2013 SEC Release 34-70073 as the Company limits its business activities to acting as a placement agent for unregistered securities and does not carry or hold funds on behalf of customers.

(2) Significant Accounting Policies

(a) Basis of Presentation

The Company follows accounting standards established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of financial condition. References to accounting principles generally accepted in the United States ("GAAP") in these footnotes are to the FASB Accounting Standards Codification ("ASC").

(b) Use of Estimates

The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

(2) Significant Accounting Policies – (Continued)

(c) Revenue from Contracts with Customers

Revenues are recognized when the promised goods or services are delivered to customers in an amount that is based on the consideration the Company expects to receive in exchange for those goods or services when such amounts are not probable of significant reversal.

The Company is engaged in the following types of business activities in connection with privately held non-registered securities (i) underwriter or selling group participant for corporate securities other than mutual funds on a best-efforts basis, and (ii) brokering or arranging private placements. The Company has not entered into any revenue generating contracts with customers. The Company expects to earn private placement fees for the sale of securities not registered under the SEA of 1933 when its operations begin.

(d) Cash

The Company maintains cash at a federally insured banking institution. Cash on deposit with the financial institution may, at times, exceed federal insurance limits. The Company has not experienced and does not expect any loss from such accounts.

(e) Recent Accounting Developments

In November 2023, the FASB issued Accounting Standard Update No. 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures* ("ASU 2023-07"), intended to improve reportable segments disclosure requirements primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 includes a requirement to disclose significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit or loss, the title and position of the CODM, an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources, and all segments' profit or loss and assets disclosures. ASU 2023-07 is effective for all public companies for fiscal years beginning after December 15, 2023, and interim periods for the interim period beginning on January 1, 2025. Adoption of ASU 2023-07 did not have a material impact on the Company's financial statement.

(f) Recent Accounting Developments

In November 2024, the Financial Accounting Standards Board (FASB) issued ASU No. 2024-03, Disaggregation of Income Statement Expenses (DISE). The new standard requires disclosure about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosure about selling expenses. The ASU is effective for fiscal years beginning after December 15, 2026, with early adoption permitted. We are currently evaluating the impact that this guidance will have on the disclosures within our financial statement.

(3) Segment Information

The Company is engaged in the following types of business activities in connection with privately held non-registered securities: (i) underwriter or selling group participant for corporate securities other than mutual funds on a best-efforts basis, and (ii) brokering or arranging private placements. As the Company's nascent activity becomes more mature, it is anticipated that the Chief Executive Officer, upon recommendations from the Financial & Operations Principal (FinOp), will utilize revenues and expenses, included forecasts, to evaluate the business and make resource allocation decisions. Excess net capital (see Note 5), which is not a measure of profit and loss, will be utilized to inform operational decisions while maintaining capital adequacy, such as whether to reinvest profits, infuse capital or pay dividends.

The Company's operations constitute a single operating and reportable segment. As a result, no disaggregated segment information is presented. For further details on the Company's financial position and performance, refer to the accompanying financial statement

(4) Related Party Transactions

Under an Expense Sharing agreement between the Company and three affiliates: GEVFSH, GE Vernova Financial Services Inc. (GEVFS), GE Vernova International LLC (GEVII) (affiliates). The affiliates furnish all personnel, space, equipment, telephones and all other goods and services needed by the Company to operate as registered broker-dealer. The Company is liable to the affiliates for any expense, direct or indirect, incurred by the affiliates or on behalf of the Company.

The Company owed $221,439 to GEVII and $73,254 to GEVFSH, and GEVFS owes $6,056 to the Company as of December 31, 2025. These balances are included in due from/due to affiliates in the statement of financial condition.

(5) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum capital, as defined under the rule. Under this rule, the Company is required to maintain "net capital" equivalent to $5,000 or 12.5% of "aggregate indebtedness," whichever is greater, as these terms are defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2025, the Company had net capital of $1,066,390 which exceeded the minimum requirement by $1,013,227. The Company's net capital requirement was $53,163 on that date. The ratio of aggregate indebtedness to net capital was 0.3988 to 1. The net capital rules may restrict the payment of cash dividends.

(6) Income Taxes

The Company is a single-member limited liability company that is treated under the US federal Internal Revenue Code and similar state and local statutes to be a disregarded entity. The Company's results are included in the consolidated federal income tax return filed by GEV and the consolidated state and local tax returns filed by GEVFSH for various jurisdictions. As such, the Company is not separately subject to federal, state, or local income tax on its income.

(7) Financial Instruments with off-balance sheet Risk and Concentrations of Credit Risk

Credit risk represents the loss that the Company would incur if a counterparty (including other broker-dealers, and depositories/banks or an issuer of securities) failed to perform under its contractual obligations. The Company monitors exposure to credit risk. The Company's exposure associated with counterparty nonperformance on such financial instruments as of December 31, 2025, is limited to the amounts reflected on the statement of financial condition.

(8) Commitment and Contingencies

In the normal course of business, the Company may be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to and investigated by regulators (e.g. the SEC or FINRA ("Financial Industry Regulatory Authority") may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company. Any such claims or disciplinary actions that are decided against the Company may harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which may result in fines or other disciplinary actions. Unfavorable outcomes in such matters may result in a material impact on the Company's financial position. As of December 31, 2025, management is not aware of any commitments or contingencies that may have a material impact on the financial statement.

(9) Subsequent Events

Management of the Company has evaluated events subsequent to December 31, 2025, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through the date these financial statements were issued. Based upon this evaluation, it was determined that there were no subsequent events that required disclosure